Exhibit 99.1

Perion Adopts a Share Repurchase Program of up to $50 Million

New York & Tel Aviv- February 20, 2024 – Perion Network Ltd. (NASDAQ and TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, announced today that its Board of Directors has authorized a program to repurchase up to $50 million of its ordinary shares. The program is subject to the issuance of the Company’s audited annual financial report for the year 2023, expected in March 2024.

“Perion is a strong, profitable company that is well positioned for the next phase of growth, capitalizing on our innovation and diversification strategy,” said Tal Jacobson, Perion’s CEO. “Perion’s management and the Board of Directors strongly believe that our publicly traded shares are significantly undervalued and do not reflect the strength of our underlying business. We are confident that our continued profitable growth, combined with a strong balance sheet, will support the proposed share buyback as well as our M&A strategy, delivering value to our shareholders.”

Share repurchases under the program will be made from time to time in open market purchases, private transactions or other transactions as permitted by securities laws and other legal requirements. The timing and amounts of any purchases will be based on market conditions and other factors including but not limited to price, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares and the program may be modified, suspended or discontinued at any time.

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events, including the authorized repurchase program, and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com